Exhibit 99.1
Scorpio Tankers Inc. Announces Financial Results for the Fourth Quarter of 2024 and the Declaration of a Dividend
MONACO--(GLOBE NEWSWIRE - February 12, 2025) - Scorpio Tankers Inc. (NYSE: STNG) ("Scorpio Tankers" or the "Company") today reported its results for the three months and year ended December 31, 2024. The Company also announced that its board of directors (the "Board of Directors") has declared a quarterly cash dividend on its common shares of $0.40 per share.
Results for the three months ended December 31, 2024 and 2023
For the three months ended December 31, 2024, the Company had net income of $68.6 million, or $1.48 basic and $1.43 diluted earnings per share.
For the three months ended December 31, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $30.3 million, or $0.65 basic and $0.63 diluted earnings per share, which excludes from net income (i) a $52.6 million, or $1.13 per basic and $1.09 per diluted share, gain on sales of vessels, (ii) a $13.9 million, or $0.30 per basic and $0.29 per diluted share, fair value loss on financial assets measured at fair value, and (iii) a $0.5 million, or $0.01 per basic and diluted share, write-offs of deferred financing fees and debt extinguishment costs.
For the three months ended December 31, 2023, the Company had net income of $120.9 million, or $2.43 basic and $2.34 diluted earnings per share.
For the three months ended December 31, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $142.2 million, or $2.85 basic and $2.75 diluted earnings per share, which excludes from net income (i) a $7.3 million, or $0.15 per basic and $0.14 per diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs, (ii) a $4.9 million, or $0.10 per basic and $0.09 per diluted share, gain on the sale of a vessel, (iii) an $8.4 million, or $0.17 per basic and $0.16 per diluted share, acceleration of the amortization of restricted stock awards which was triggered by the departure of the Company’s former CFO in October 2023, and (iv) a $10.5 million, or $0.21 per basic and $0.20 per diluted share, write-off of previously incurred costs related to the options to purchase scrubbers on 11 MR product tankers which expired unexercised.

Results for the year ended December 31, 2024 and 2023
For the year ended December 31, 2024, the Company had net income of $668.8 million, or $13.78 basic and $13.15 diluted earnings per share.
For the year ended December 31, 2024, the Company had adjusted net income (see Non-IFRS Measures section below) of $512.9 million, or $10.57 basic and $10.08 diluted earnings per share, which excludes from net income (i) a $176.5 million, or $3.64 per basic and $3.47 per diluted share, gain on sales of vessels, (ii) a $2.8 million, or $0.06 per basic and diluted share, gain on sale of a vessel within a joint venture, (iii) a $15.0 million, or $0.31 per basic and $0.29 per diluted share, fair value loss on financial assets measured at fair value, and (iv) a $8.5 million, or $0.18 per basic and $0.17 diluted share, write-off or acceleration of the amortization of deferred financing fees related to unscheduled debt and lease payments and debt extinguishment costs on certain lease financing obligations.
For the year ended December 31, 2023, the Company had net income of $546.9 million, or $10.44 basic and $10.03 diluted earnings per share.
For the year ended December 31, 2023, the Company had adjusted net income (see Non-IFRS Measures section below) of $570.3 million, or $10.89 basic and $10.46 diluted earnings per share, which excludes from net income (i) a $16.5 million, or $0.32 per basic and $0.30 per diluted share, write-off or acceleration of the amortization of deferred financing fees on certain lease financing obligations and related debt extinguishment costs, (ii) a $12.0 million, or $0.23 per basic and $0.22 per diluted share, gain on the sale of vessels, (iii) an $8.4 million, or $0.16 per basic and $0.15 per diluted share, acceleration of the amortization of restricted stock awards which was triggered by the departure of the Company’s former CFO in October 2023, and (iv) a $10.5 million, or $0.20 per basic and $0.19 per diluted share, write-off of costs related to the options to purchase scrubbers on 11 MR product tankers which expired unexercised.

Declaration of Dividend
On February 12, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of March 21, 2025 to all shareholders of record as of March 7, 2025 (the record date). As of February 11, 2025, there were 49,920,042 common shares of the Company outstanding.
Summary of Fourth Quarter 2024 and Other Recent Significant Events
•Below is a summary of the average daily Time Charter Equivalent ("TCE") revenue (see Non-IFRS Measures section below) and duration of contracted voyages and time charters for the Company's vessels (both in the pools and outside of the pools) thus far in the first quarter of 2025 as of the date hereof (See footnotes to "Other operating data" table below for the definition of daily TCE revenue):

	Pool and Spot Market			Time Charters Out of the Pool
	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days	Average Daily TCE Revenue	Expected Revenue Days (1)	% of Days
LR2	$29,000	2,330	60%	$30,750	880	100%
MR	$22,000	3,600	57%	$22,500	530	100%
Handymax	$15,600	1,200	51%	N/A	N/A	N/A
(1)     Expected Revenue Days are the total number of calendar days in the quarter for each vessel, less the total number of expected off-hire days during the period associated with major repairs or drydockings. Consequently, Expected Revenue Days represent the total number of days the vessel is expected to be available to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. The Company uses revenue days to show changes in net vessel revenues between periods.
•Below is a summary of the average daily TCE revenue earned by the Company's vessels during the fourth quarter of 2024:

	Average Daily TCE Revenue
Vessel class	Pool / Spot	Time Charters
LR2	$25,594	$30,803
MR	$19,351	$22,943
Handymax	$15,487	N/A
•In January 2025, the Company successfully placed $200.0 million of new senior unsecured bonds in the Nordic bond market (the “Unsecured Senior Notes Due 2030”). The Unsecured Senior Notes Due 2030 are due to mature in January 2030 and bear interest at a fixed coupon rate of 7.50% per annum, payable semi-annually in arrears. The net proceeds from the bond issue are expected to be used to redeem the Company’s existing Unsecured Senior Notes Due 2025 and for general corporate purposes.
•In January 2025, the Company gave notice of redemption for the Unsecured Senior Notes Due 2025. The Company expects to redeem the Unsecured Senior Notes Due 2025, which were scheduled to mature on June 30, 2025, in March 2025.
•In January 2025, the Company invested an additional $42.4 million to increase its ownership of common shares of DHT Holdings Inc. (“DHT”), a publicly traded crude tanker shipping company which owns a fleet of 27 Very Large Crude Carriers. The Company owns approximately 7% of the outstanding common shares of DHT as of the date of this press release. This investment reflects the Company's constructive outlook in this sector.
•In February 2025, the Company executed a revolving credit facility of up to $500.0 million with a group of financial institutions (the "2025 $500.0 Million Revolving Credit Facility"). The 2025 $500.0 Million Revolving Credit Facility is a 100% revolving loan, which has a final maturity of seven years from the signing date and gives the Company the flexibility to draw down or repay the loan during the loan tenor. The 2025 $500.0 Million Revolving Credit Facility bears interest at SOFR plus a margin of 1.85% per annum for any drawn amounts and a commitment fee of 0.74% per annum applies for any undrawn amounts. The 2025 $500.0 Million Revolving Credit Facility is collateralized by 26 product tankers and will amortize/reduce in quarterly installments (starting after the second anniversary of the signing date), with a balloon payment due at maturity.

•During the fourth quarter of 2024, the Company closed on the sale of two 2014-built, scrubber-fitted, MR product tankers, STI San Antonio and STI Texas City, for $42.5 million per vessel, and one 2019-built, scrubber-fitted, LR2 product tanker, STI Lily, for $73.5 million. The Company did not make any debt repayments for the sales of STI San Antonio and STI Texas City as (i) STI San Antonio was replaced by STI Memphis as collateral on the 2023 $225.0 Million Credit Facility and (ii) STI Texas City was released from the collateral package on the 2023 $117.4 Million Credit Facility given the sufficient headroom under the leverage covenant with the six remaining collateralized vessels under the facility. The Company repaid $22.9 million on the 2023 $1.0 Billion Credit Facility prior to the closing of the sale of STI Lily.
•In September 2024, the Company entered into a three-year time charter-out agreement for the 2018-built MR product tanker, STI Jardins, for $29,550 per day. This vessel is not scrubber-fitted and the time charter commenced in October 2024.
Securities Repurchase Program
From October 1, 2024 through February 12, 2025, the Company repurchased 658,125 of its common shares in the open market at an average price of $59.33 per share under the 2023 Securities Repurchase Program. Since April 1, 2024, the Company has repurchased an aggregate of 4,656,189 of its common shares in the open market at an average price of $72.11 per share.
There is $173.5 million available under the 2023 Securities Repurchase Program as of February 12, 2025.
Diluted Weighted Number of Shares
The computation of earnings per share is determined by taking into consideration the potentially dilutive shares arising from the Company’s equity incentive plan. These potentially dilutive shares are excluded from the computation of earnings per share to the extent they are anti-dilutive.
For the three months and year ended December 31, 2024, the Company’s basic weighted average number of shares outstanding were 46,335,812 and 48,544,137, respectively. For the three months and year ended December 31, 2024, the Company’s diluted weighted average number of shares outstanding were 48,020,815 and 50,874,322, respectively, which included the potentially dilutive impact of restricted shares issued under the Company’s equity incentive plan.
Conference Call
Title: Scorpio Tankers Inc. Fourth Quarter 2024 Conference Call
Date: Thursday, February 13, 2025

Time: 9:00 AM Eastern Standard Time and 3:00 PM Central European Time.
The conference call will be available over the internet, through the Scorpio Tankers Inc. website www.scorpiotankers.com and the webcast link:
https://edge.media-server.com/mmc/p/n6697oy4
Participants for the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.
The conference will also be available telephonically:
US/CANADA Dial-In Number: 1-833-636-1321
International Dial-In Number: 1-412-902-4260
Please ask to join the Scorpio Tankers Inc. call.
Participants should dial into the call 10 minutes before the scheduled time.

Current Liquidity
As of February 11, 2025, the Company had $530.5 million in unrestricted cash and cash equivalents and $788.2 million of undrawn revolver capacity, which includes $288.2 million of availability under the revolving portion of the 2023 $1.0 Billion Credit Facility and $500.0 million of availability under the 2025 $500.0 Million Revolving Credit Facility.
Debt
The following table sets forth the unscheduled debt repayments that the Company recently completed.

Facility	Repayment date	Principal balance repaid (in millions)	Vessels

2023 $1.0 Billion Credit Facility	Oct-24	$22.9	STI Lily
Total unscheduled repayments - Q4 2024		$22.9
Set forth below is a summary of the principal balances of the Company’s outstanding indebtedness as of the dates presented:

	In thousands of U.S. Dollars	Outstanding Principal as of September 30, 2024	Outstanding Principal as of December 31, 2024	Outstanding Principal as of February 11, 2025
1	2023 $225.0 Million Credit Facility (1)	174,150	165,675	157,200
2	2023 $49.1 Million Credit Facility	42,164	41,010	41,010
3	2023 $117.4 Million Credit Facility	96,134	91,883	91,883
4	2023 $1.0 Billion Credit Facility (2)	374,128	351,213	351,213
5	2023 $94.0 Million Credit Facility	85,658	83,242	81,918
6	Ocean Yield Lease Financing	23,095	22,309	22,041
7	2021 Ocean Yield Lease Financing	53,691	52,216	51,719
8	Unsecured Senior Notes Due 2025 (3)	70,571	70,571	70,571
9	Unsecured Senior Notes Due 2030 (4)	—	—	200,000
10	2025 $500.0 Million Revolving Credit Facility (5)	—	—	—
	Gross debt outstanding	919,591	878,119	1,067,555
	Cash and cash equivalents	201,001	332,580	530,497
	Net debt	$718,590	$545,539	$537,058
(1)    In July 2024, the Company amended its 2023 $225.0 Million Credit Facility to convert this credit facility from a term loan to a revolving credit facility. The amendment gives the Company the flexibility to make unscheduled repayments on this facility that can be re-drawn in the future. The outstanding amount and/or availability of the revolving credit facility continues to amortize quarterly under the same schedule as the original term loan. As of February 11, 2025, there have been no prepayments and there is no drawdown availability on this facility.
(2)    In October 2024, the Company prepaid $22.9 million on the 2023 $1.0 Billion Credit Facility related to STI Lily, which was sold in the fourth quarter of 2024. This debt repayment did not impact the undrawn amount of $288.2 million that is currently available under the revolving portion of this facility.
(3)    In January 2025, the Company gave notice of redemption for the Unsecured Senior Notes Due 2025. The Company expects to redeem the Unsecured Senior Notes Due 2025, which were scheduled to mature on June 30, 2025, in March 2025.
(4)    In January 2025, the Company successfully placed $200.0 million of new senior unsecured bonds in the Nordic bond market (the “Unsecured Senior Notes Due 2030”). The Unsecured Senior Notes Due 2030 are due to mature in January 2030 and bear interest at a fixed coupon rate of 7.50% per annum, payable semi-annually in arrears. The net proceeds from the bond issue are expected to be used to redeem the Company’s existing Unsecured Senior Notes Due 2025 and for general corporate purposes.

The Unsecured Senior Notes Due 2030 contain certain financial covenants, including (i) a minimum consolidated tangible net worth of not less than $1.0 billion, (ii) minimum liquidity of no less than the greater of (a) $25.0 million and (b) $500,000 per each owned vessel and $250,000 per each time chartered-in vessel, and (iii) the ratio of net debt to total capitalization of no greater than 0.70 to 1.00. Additionally, the Company must maintain minimum liquidity (which includes undrawn amounts under revolving credit facilities with a remaining maturity date in excess of 12 months) of $100.0 million after making any distributions in the form of dividends or stock repurchases.
(5)    In February 2025, the Company executed the 2025 $500.0 Million Revolving Credit Facility. There is $500.0 million available to be drawn on this facility as of the date of this press release. The 2025 $500.0 Million Revolving Credit Facility is a 100% revolving loan, which has a final maturity of seven years from the signing date and gives the Company the flexibility to draw down or repay the loan during the loan tenor. The 2025 $500.0 Million Revolving Credit Facility bears interest at SOFR plus a margin of 1.85% per annum for any drawn amounts and a commitment fee of 0.74% per annum applies for any undrawn amounts. The 2025 $500.0 Million Revolving Credit Facility is collateralized by 26 product tankers and will amortize/reduce in quarterly installments (starting after the second anniversary of the signing date) with a balloon payment due at maturity. The remaining terms and conditions, including financial covenants, are similar to those set forth in the Company’s existing credit facilities.
Set forth below are the estimated expected future principal repayments on the Company's outstanding indebtedness, which includes principal amounts due under the Company's secured credit facilities, lease financing arrangements, Unsecured Senior Notes Due 2025 and Unsecured Senior Notes Due 2030 (which also include actual scheduled payments made from January 1, 2025 through February 11, 2025):

	Outstanding Debt at December 31, 2024
In millions of U.S. dollars	Repayments/maturities of unsecured debt	Vessel financings - scheduled repayments, in addition to maturities in 2027 and thereafter	Total (1)	Repayments of new borrowings after December 31, 2024 (3)	Pro Forma, including new borrowing
January 1, 2025 to February 11, 2025	$—	$10.6	$10.6	$—	$10.6
Remaining Q1 2025 (2)	70.6	7.9	78.5	—	78.5
Q2 2025	—	14.6	14.6	—	14.6
Q3 2025	—	14.6	14.6	—	14.6
Q4 2025	—	14.7	14.7	—	14.7
Q1 2026	—	14.6	14.6	—	14.6
Q2 2026	—	14.6	14.6	—	14.6
Q3 2026	—	34.0	34.0	—	34.0
Q4 2026	—	34.0	34.0	—	34.0
2027 and thereafter	—	647.9	647.9	200.0	847.9
	$70.6	$807.5	$878.1	$200.0	$1,078.1
(1)    Amounts represent the principal payments due on the Company’s outstanding indebtedness as of December 31, 2024.
(2) In January 2025, the Company gave notice of redemption for the Unsecured Senior Notes Due 2025. The Company expects to redeem the Unsecured Senior Notes Due 2025, which were scheduled to mature on June 30, 2025, in March 2025.
(3) In January 2025, the Company successfully placed the Unsecured Senior Notes Due 2030 in the amount of $200.0 million. The Unsecured Senior Notes Due 2030 are scheduled to mature in January 2030.

Drydock Update
Set forth below is a table summarizing the drydock activity that occurred during the fourth quarter of 2024 and the estimated expected payments to be made, and off-hire days that are expected to be incurred, for the Company's drydocks through 2025 and 2026:

			Number of (3)
	Aggregate costs in millions of USD (1)	Aggregate off-hire days (2)	LR2s	MRs	Handymax
Q4 2024 - actual	$39.0	470	3	9	5
Q1 2025 - estimated	34.5	240	6	2	1
Q2 2025 - estimated	12.1	140	2	5	0
Q3 2025 - estimated	9.2	100	2	3	0
Q4 2025 - estimated	2.3	20	1	0	0
FY 2026 - estimated	27.8	240	12	0	0
(1)    These costs include estimated cash payments for drydocks. These amounts may include costs incurred for previous projects for which payments may not be due until subsequent quarters, or payments that are due in advance of the scheduled service and may be scheduled to occur in quarters prior to the actual drydocks. The timing of the payments set forth are estimates only and may vary as the timing of the related drydocks finalize.
(2)    Represents the total estimated off-hire days during the period for drydockings or major repairs, including vessels that commenced work in a previous period.
(3)    Represents the number of vessels scheduled to commence drydock. It does not include vessels that commenced work in prior periods but will be completed in the subsequent period. Additionally, the timing set forth in these tables may vary as drydock times are finalized.

Explanation of Variances on the Fourth Quarter of 2024 Financial Results Compared to the Fourth Quarter of 2023
For the three months ended December 31, 2024, the Company recorded net income of $68.6 million compared to net income of $120.9 million for the three months ended December 31, 2023. The following were the significant changes between the two periods:
•TCE revenue, a Non-IFRS measure, is vessel revenues less voyage expenses (including bunkers and port charges). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance irrespective of changes in the mix of charter types (i.e., spot voyages, time charters, and pool charters), and it provides useful information to investors and management. The following table sets forth TCE revenue for the three months ended December 31, 2024, and 2023:

	For the three months ended December 31,
In thousands of U.S. dollars	2024	2023
Vessel revenue	$203,969	$336,313
Voyage expenses	(11,824)	(2,245)
TCE revenue	$192,145	$334,068

•TCE revenue for the three months ended December 31, 2024 decreased by $141.9 million to $192.1 million, from $334.1 million for the three months ended December 31, 2023. Overall, the average daily TCE revenue decreased to $21,978 per vessel during the three months ended December 31, 2024, from $32,949 per vessel during the three months ended December 31, 2023. The average number of vessels was 100.9 during the three months ended December 31, 2024 as compared to 111.5 during the three months ended December 31, 2023.

▪TCE revenue for the three months ended December 31, 2024 declined as compared to the same period in the previous year. This was mainly attributable to elevated refinery maintenance in the Middle East, lower global refining margins, and declines in imports into Europe, all of which resulted in a decline in seaborne volumes for refined petroleum products as compared to the same period in the prior year. While the cannibalization of refined petroleum product cargoes by larger crude tankers eased in the fourth quarter, elevated refinery maintenance reduced trading activity and volumes for LR2s as capacity went offline, leading to a lower rate environment for this vessel class. Moreover, the strength in MR rates out of the U.S. Gulf and Asia during the fourth quarter was offset by weakness in Europe due to declines in imports of refined products, which kept overall rates suppressed. Additionally, the decrease in TCE revenue was also attributable to a decrease in the average number of vessels in the Company's fleet during each period. The Company closed on the sales of 11 MRs and one LR2 product tanker throughout 2024.
▪TCE revenue for the three months ended December 31, 2023 reflected a normalized seasonal pattern whereby demand increased as the northern hemisphere entered into the winter months. This increase was partially offset by elevated refinery maintenance in the U.S., Middle East and Asia which led to a slight reduction in seaborne volumes. Demand for the Company’s vessels was robust in the fourth quarter of 2023, driven by growing underlying consumption for refined petroleum products set against the backdrop of a modest newbuilding orderbook.
•Vessel operating costs for the three months ended December 31, 2024 decreased by $3.1 million to $80.8 million, from $83.9 million for the three months ended December 31, 2023. The decrease in vessel operating costs was primarily driven by a decrease in the average number of vessels due to the sales of 11 MRs and one LR2 product tanker throughout 2024. This decrease was partially offset by an increase in average daily vessel operating costs to $8,708 per vessel for the three months ended December 31, 2024 from $8,181 per vessel for the three months ended December 31, 2023. This increase was primarily due to higher costs for repairs and maintenance, spare parts and compounded by the disruption in trading patterns that has impacted the costs of sourcing and transporting spare parts. In the three months ended December 31, 2024 and 2023, crewing expenses included $1.8 million and $2.0 million, respectively, allocated to a provident fund dedicated to the Company’s seafarers.
•Depreciation expense – owned or sale leaseback vessels for the three months ended December 31, 2024 decreased by $3.3 million to $45.2 million, from $48.6 million for the three months ended December 31, 2023. Depreciation - right of use assets also decreased by $2.1 million over the same period. This combined decrease was primarily attributable to the decrease in the average number of owned vessels to 100.9 during the three months ended December 31, 2024 compared to 111.5 during the three months ended December 31, 2023, resulting from the sales of 11 MRs and one LR2 product tanker throughout 2024.
•General and administrative expenses for the three months ended December 31, 2024 decreased by $8.3 million to $23.9 million, from $32.1 million for the three months ended December 31, 2023. The three months ended December 31, 2023 reflects a one-time non-cash charge of $8.4 million for the acceleration of restricted stock amortization which was triggered by the departure of the Company’s former CFO in October 2023. Additionally, non-cash restricted stock amortization increased during the three months ended December 31, 2024 as compared to the same period in the prior year resulting primarily from grants made in the second quarter of 2024. This increase was offset by an aggregate decrease in compensation related costs.
•Financial expenses for the three months ended December 31, 2024 decreased by $27.9 million to $18.3 million, from $46.3 million for the three months ended December 31, 2023. This decrease was primarily attributable to the overall reduction in interest expense on debt and sale leaseback arrangements due to the Company's deleveraging efforts over the past twelve months. The Company's average indebtedness decreased to $0.9 billion during the three months ended December 31, 2024, as compared to $1.7 billion during the three months ended December 31, 2023. Additionally:
•The Company recorded $0.5 million of debt extinguishment costs and write-offs of deferred financing fees during the three months ended December 31, 2024, as compared to $7.3 million during the three months ended December 31, 2023.
•The amortization of deferred financing fees was $1.5 million during the three months ended December 31, 2024, as compared to $2.8 million during the three months ended December 31, 2023.
•Dividend income and fair value loss on financial assets measured at fair value through profit or loss, net includes $1.8 million of dividends received from the Company's investment in DHT offset by an unrealized loss of $13.9 million in the value of this investment as of December 31, 2024.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Income
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars except per share and share data	2024	2023	2024	2023
Revenue
Vessel revenue	$203,969	$336,313	$1,243,951	$1,341,222

Operating expenses
Vessel operating costs	(80,812)	(83,937)	(319,147)	(315,582)
Voyage expenses	(11,824)	(2,245)	(30,371)	(13,243)
Depreciation - owned or sale leaseback vessels	(45,220)	(48,555)	(185,319)	(178,259)
Depreciation - right of use assets	—	(2,105)	—	(24,244)
General and administrative expenses	(23,860)	(32,128)	(121,048)	(106,255)
Write-off of deposits on scrubbers	—	(10,508)	—	(10,508)
Gain on sales of vessels	52,576	4,892	176,537	12,019
Total operating expenses	(109,140)	(174,586)	(479,348)	(636,072)
Operating income	94,829	161,727	764,603	705,150
Other (expenses) and income, net
Financial expenses	(18,335)	(46,281)	(109,539)	(183,231)
Financial income	2,970	4,497	15,947	19,112
Share of income from dual fuel tanker joint venture	1,112	1,010	7,664	5,949
Dividend income and fair value loss on financial assets measured at fair value through profit or loss, net	(12,133)	—	(11,176)	—
Other income and (expenses), net	114	(63)	1,275	(82)
Total other expense, net	(26,272)	(40,837)	(95,829)	(158,252)
Net income	$68,557	$120,890	$668,774	$546,898

Earnings per share

Basic	$1.48	$2.43	$13.78	$10.44
Diluted	$1.43	$2.34	$13.15	$10.03
Basic weighted average shares outstanding	46,335,812	49,799,818	48,544,137	52,369,269
Diluted weighted average shares outstanding (1)	48,020,815	51,637,739	50,874,322	54,527,747

(1) The computation of diluted earnings per share for the three months and year ended December 31, 2024 and 2023, includes the effect of potentially dilutive unvested shares of restricted stock.

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(unaudited)

	As of
In thousands of U.S. dollars	December 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$332,580	$355,551
Financial assets measured at fair value through profit or loss	74,157	—
Accounts receivable	150,183	203,500
Prepaid expenses and other current assets	9,230	10,213
Inventories	10,173	7,816
Total current assets	576,323	577,080
Non-current assets
Vessels and drydock	3,190,820	3,577,935
Other assets	58,312	65,440
Goodwill	8,197	8,197
Total non-current assets	3,257,329	3,651,572
Total assets	$3,833,652	$4,228,652
Current liabilities
Current portion of long-term debt	$122,797	$220,965
Lease liability - sale and leaseback vessels	8,592	206,757
Accounts payable	32,213	10,004
Accrued expenses and other liabilities	73,591	72,678
Total current liabilities	237,193	510,404
Non-current liabilities
Long-term debt	665,887	939,188
Lease liability - sale and leaseback vessels	64,691	221,380
Other long-term liabilities	—	3,974
Total non-current liabilities	730,578	1,164,542
Total liabilities	967,771	1,674,946
Shareholders' equity
Issued, authorized and fully paid-in share capital:
Share capital	760	745
Additional paid-in capital	3,159,548	3,097,054
Treasury shares	(1,466,818)	(1,131,225)
Retained earnings	1,172,391	587,132
Total shareholders' equity	2,865,881	2,553,706
Total liabilities and shareholders' equity	$3,833,652	$4,228,652

Scorpio Tankers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows
(unaudited)

	For the year ended December 31,
In thousands of U.S. dollars	2024	2023
Operating activities
Net income	$668,774	$546,898
Depreciation - owned or sale leaseback vessels	185,319	178,259
Depreciation - right of use assets	—	24,244
Equity settled share based compensation expense	62,509	47,340
Amortization of deferred financing fees	9,236	7,292
Non-cash debt extinguishment costs	3,460	8,320
Net gain on sales of vessels	(176,537)	(12,019)
Write-off of deposits on scrubbers	—	10,508
Accretion of fair value measurement on debt assumed in business combinations	82	1,128
Fair value loss on financial assets measured at fair value through profit or loss	14,980	—
Share of income and gain on sale of vessel from dual fuel tanker joint venture	(7,664)	(5,950)
Dividend from DHT Holdings, Inc.	(3,803)	—
	756,356	806,020
Changes in assets and liabilities:
(Increase) / decrease in inventories	(2,035)	7,804
Decrease in accounts receivable	57,045	73,201
Decrease in prepaid expenses and other current assets	983	7,944
Decrease in other assets	1,600	2,884
Increase / (decrease) in accounts payable	15,722	(16,748)
Decrease in accrued expenses	(4,491)	(15,613)
	68,824	59,472
Net cash inflow from operating activities	825,180	865,492
Investing activities
Net proceeds from sales of vessels	479,778	64,878
Distributions from dual fuel tanker joint venture	8,851	1,822
Investment in dual fuel tanker joint venture	(1,937)	—
Investment in DHT Holdings, Inc.	(89,137)	—
Dividend from DHT Holdings, Inc.	3,803	—
Drydock, scrubber, ballast water treatment system and other vessel related payments (owned and leased financed vessels)	(93,367)	(23,089)
Net cash inflow from investing activities	307,991	43,611
Financing activities
Debt repayments	(835,680)	(1,224,529)
Issuance of debt	99,000	1,386,482
Debt issuance costs	(354)	(29,691)
Principal repayments on lease liability - IFRS 16	—	(516,127)
Decrease in restricted cash	—	783
Dividends paid	(83,515)	(57,660)
Repurchase of common stock	(335,593)	(489,680)
Net cash outflow from financing activities	(1,156,142)	(930,422)
Decrease in cash and cash equivalents	(22,971)	(21,319)
Cash and cash equivalents at January 1,	355,551	376,870
Cash and cash equivalents at December 31,	$332,580	$355,551

Scorpio Tankers Inc. and Subsidiaries
Other operating data for the three months and year ended December 31, 2024 and 2023
(unaudited)

	For the three months ended December 31,		For the year ended December 31,
	2024	2023	2024	2023
Adjusted EBITDA(1) (in thousands of U.S. dollars except Fleet Data)	$105,146	$237,452	$842,012	$959,349

Average Daily Results
Fleet
TCE per revenue day (2)	$21,978	$32,949	$32,573	$32,711
Vessel operating costs per day (3)	$8,708	$8,181	$8,204	$7,692
Average number of vessels	100.9	111.5	106.3	112.4

LR2
TCE per revenue day (2)	$27,006	$36,546	$40,406	$37,268
Vessel operating costs per day (3)	$9,314	$8,498	$8,971	$8,051
Average number of vessels	38.4	39.0	38.8	39.0

MR
TCE per revenue day (2)	$19,753	$31,195	$28,980	$30,461
Vessel operating costs per day (3)	$8,308	$8,027	$7,794	$7,523
Average number of vessels	48.5	58.5	53.4	59.4

Handymax
TCE per revenue day (2)	$15,487	$30,427	$24,146	$29,578
Vessel operating costs per day (3)	$8,444	$7,951	$7,645	$7,423
Average number of vessels	14.0	14.0	14.0	14.0

Capital Expenditures
Drydock, scrubber, ballast water treatment system and other vessel related payments (in thousands of U.S. dollars)	$39,043	$5,988	$93,367	$23,089

(1)	See Non-IFRS Measures section below.
(2)	Freight rates are commonly measured in the shipping industry in terms of time charter equivalent per day (or TCE per day), which is calculated by subtracting voyage expenses, including bunkers and port charges, from vessel revenue and dividing the net amount (time charter equivalent revenues) by the number of revenue days in the period. Revenue days are the number of days vessels are part of the fleet less the number of days vessels are off-hire for drydock and repairs.
(3)	Vessel operating costs per day represent vessel operating costs divided by the number of operating days during the period. Operating days are the total number of available days in a period with respect to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to vessels that are owned, operating under a lease financing arrangement, or bareboat chartered-in, not time chartered-in vessels.

Fleet list as of February 12, 2025

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
	Owned and sale leaseback vessels
1	STI Brixton	2014	38,734	1A	SHTP (1)	Handymax	N/A
2	STI Comandante	2014	38,734	1A	SHTP (1)	Handymax	N/A
3	STI Pimlico	2014	38,734	1A	SHTP (1)	Handymax	N/A
4	STI Hackney	2014	38,734	1A	SHTP (1)	Handymax	N/A
5	STI Acton	2014	38,734	1A	SHTP (1)	Handymax	N/A
6	STI Fulham	2014	38,734	1A	SHTP (1)	Handymax	N/A
7	STI Camden	2014	38,734	1A	SHTP (1)	Handymax	N/A
8	STI Battersea	2014	38,734	1A	SHTP (1)	Handymax	N/A
9	STI Wembley	2014	38,734	1A	SHTP (1)	Handymax	N/A
10	STI Finchley	2014	38,734	1A	SHTP (1)	Handymax	N/A
11	STI Clapham	2014	38,734	1A	SHTP (1)	Handymax	N/A
12	STI Poplar	2014	38,734	1A	SHTP (1)	Handymax	N/A
13	STI Hammersmith	2015	38,734	1A	SHTP (1)	Handymax	N/A
14	STI Rotherhithe	2015	38,734	1A	SHTP (1)	Handymax	N/A
15	STI Duchessa	2014	49,990	—	Time Charter (5)	MR	No
16	STI Opera	2014	49,990	—	SMRP (2)	MR	No
17	STI Meraux	2014	49,990	—	SMRP (2)	MR	Yes
18	STI Venere	2014	49,990	—	SMRP (2)	MR	Yes
19	STI Virtus	2014	49,990	—	SMRP (2)	MR	Yes
20	STI Aqua	2014	49,990	—	SMRP (2)	MR	Yes
21	STI Dama	2014	49,990	—	SMRP (2)	MR	Yes
22	STI Regina	2014	49,990	—	SMRP (2)	MR	Yes
23	STI St. Charles	2014	49,990	—	SMRP (2)	MR	Yes
24	STI Mayfair	2014	49,990	—	SMRP (2)	MR	Yes
25	STI Yorkville	2014	49,990	—	SMRP (2)	MR	Yes
26	STI Milwaukee	2014	49,990	—	SMRP (2)	MR	Yes
27	STI Battery	2014	49,990	—	SMRP (2)	MR	Yes
28	STI Soho	2014	49,990	—	SMRP (2)	MR	Yes
29	STI Memphis	2014	49,990	—	Time Charter (6)	MR	Yes
30	STI Gramercy	2015	49,990	—	SMRP (2)	MR	Yes
31	STI Bronx	2015	49,990	—	SMRP (2)	MR	Yes
32	STI Pontiac	2015	49,990	—	SMRP (2)	MR	Yes
33	STI Queens	2015	49,990	—	SMRP (2)	MR	Yes
34	STI Osceola	2015	49,990	—	SMRP (2)	MR	Yes
35	STI Notting Hill	2015	49,687	1B	SMRP (2)	MR	Yes
36	STI Seneca	2015	49,990	—	SMRP (2)	MR	Yes
37	STI Westminster	2015	49,687	1B	SMRP (2)	MR	Yes
38	STI Brooklyn	2015	49,990	—	SMRP (2)	MR	Yes
39	STI Black Hawk	2015	49,990	—	SMRP (2)	MR	Yes
40	STI Galata	2017	49,990	—	SMRP (2)	MR	Yes
41	STI Bosphorus	2017	49,990	—	SMRP (2)	MR	No
42	STI Leblon	2017	49,990	—	SMRP (2)	MR	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
43	STI La Boca	2017	49,990	—	SMRP (2)	MR	Yes
44	STI San Telmo	2017	49,990	1B	SMRP (2)	MR	No
45	STI Donald C Trauscht	2017	49,990	1B	SMRP (2)	MR	No
46	STI Esles II	2018	49,990	1B	SMRP (2)	MR	No
47	STI Jardins	2018	49,990	1B	Time Charter (7)	MR	No
48	STI Magic	2019	50,000	—	SMRP (2)	MR	Yes
49	STI Mystery	2019	50,000	—	SMRP (2)	MR	Yes
50	STI Marvel	2019	50,000	—	SMRP (2)	MR	Yes
51	STI Magnetic	2019	50,000	—	Time Charter (8)	MR	Yes
52	STI Millennia	2019	50,000	—	SMRP (2)	MR	Yes
53	STI Magister	2019	50,000	—	SMRP (2)	MR	Yes
54	STI Mythic	2019	50,000	—	SMRP (2)	MR	Yes
55	STI Marshall	2019	50,000	—	Time Charter (9)	MR	Yes
56	STI Modest	2019	50,000	—	SMRP (2)	MR	Yes
57	STI Maverick	2019	50,000	—	SMRP (2)	MR	Yes
58	STI Miracle	2020	50,000	—	Time Charter (10)	MR	Yes
59	STI Maestro	2020	50,000	—	SMRP (2)	MR	Yes
60	STI Mighty	2020	50,000	—	SMRP (2)	MR	Yes
61	STI Maximus	2020	50,000	—	SMRP (2)	MR	Yes
62	STI Elysees	2014	109,999	—	SLR2P (3)	LR2	Yes
63	STI Madison	2014	109,999	—	SLR2P (3)	LR2	Yes
64	STI Park	2014	109,999	—	SLR2P (3)	LR2	Yes
65	STI Orchard	2014	109,999	—	SLR2P (3)	LR2	Yes
66	STI Sloane	2014	109,999	—	SLR2P (3)	LR2	Yes
67	STI Broadway	2014	109,999	—	SLR2P (3)	LR2	Yes
68	STI Condotti	2014	109,999	—	SLR2P (3)	LR2	Yes
69	STI Rose	2015	109,999	—	SLR2P (3)	LR2	Yes
70	STI Veneto	2015	109,999	—	SLR2P (3)	LR2	Yes
71	STI Alexis	2015	109,999	—	MPL (4)	LR2	Yes
72	STI Winnie	2015	109,999	—	SLR2P (3)	LR2	Yes
73	STI Oxford	2015	109,999	—	SLR2P (3)	LR2	Yes
74	STI Lauren	2015	109,999	—	SLR2P (3)	LR2	Yes
75	STI Connaught	2015	109,999	—	Time Charter (11)	LR2	Yes
76	STI Spiga	2015	109,999	—	MPL (4)	LR2	Yes
77	STI Kingsway	2015	109,999	—	SLR2P (3)	LR2	Yes
78	STI Solidarity	2015	109,999	—	SLR2P (3)	LR2	Yes
79	STI Lombard	2015	109,999	—	Time Charter (12)	LR2	Yes
80	STI Grace	2016	109,999	—	Time Charter (13)	LR2	Yes
81	STI Jermyn	2016	109,999	—	Time Charter (14)	LR2	Yes
82	STI Sanctity	2016	109,999	—	SLR2P (3)	LR2	Yes
83	STI Solace	2016	109,999	—	SLR2P (3)	LR2	Yes
84	STI Stability	2016	109,999	—	SLR2P (3)	LR2	Yes
85	STI Steadfast	2016	109,999	—	SLR2P (3)	LR2	Yes
86	STI Supreme	2016	109,999	—	SLR2P (3)	LR2	Yes
87	STI Symphony	2016	109,999	—	SLR2P (3)	LR2	Yes

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Scrubber
88	STI Gallantry	2016	113,000	—	SLR2P (3)	LR2	Yes
89	STI Goal	2016	113,000	—	SLR2P (3)	LR2	Yes
90	STI Guard	2016	113,000	—	Time Charter (15)	LR2	Yes
91	STI Guide	2016	113,000	—	Time Charter (16)	LR2	Yes
92	STI Selatar	2017	109,999	—	SLR2P (3)	LR2	Yes
93	STI Rambla	2017	109,999	—	SLR2P (3)	LR2	Yes
94	STI Gauntlet	2017	113,000	—	Time Charter (17)	LR2	Yes
95	STI Gladiator	2017	113,000	—	Time Charter (16)	LR2	Yes
96	STI Gratitude	2017	113,000	—	Time Charter (18)	LR2	Yes
97	STI Lobelia	2019	110,000	—	SLR2P (3)	LR2	Yes
98	STI Lotus	2019	110,000	—	SLR2P (3)	LR2	Yes
99	STI Lavender	2019	110,000	—	Time Charter (19)	LR2	Yes

	Total Fleet DWT		7,092,312

(1)	This vessel operates in the Scorpio Handymax Tanker Pool, or SHTP. SHTP is operated by Scorpio Commercial Management S.A.M. (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in the Scorpio MR Pool, or SMRP. SMRP is operated by SCM. SMRP and SCM are related parties to the Company.
(3)	This vessel operates in the Scorpio LR2 Pool, or SLR2P. SLR2P is operated by SCM. SLR2P and SCM are related parties to the Company.
(4)	This vessel operates in the Mercury Pool Limited, or MPL. MPL is operated by SCM. MPL and SCM are related parties to the Company.
(5)	This vessel commenced a time charter in October 2022 for three years at an average rate of $25,000 per day.
(6)	This vessel commenced a time charter in June 2022 for three years at an average rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(7)	This vessel commenced a time charter in October 2024 for three years at a rate of $29,550 per day.
(8)	This vessel commenced a time charter in July 2022 for three years at an average rate of $23,000 per day. The daily rate is the average rate over the three-year period, which is payable in years one, two, and three at $30,000 per day, $20,000 per day, and $19,000 per day, respectively. The charterers have the option to extend the term of this agreement for an additional year at $24,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(9)	This vessel commenced a time charter in July 2022 for three years at a rate of $23,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $24,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $25,000 per day. If this second option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $26,000 per day.
(10)	This vessel commenced a time charter in August 2022 for three years at a rate of $21,000 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $30,000 per day, the next six months are payable at $20,000 per day, and years two and three are payable at $19,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $22,500 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $24,000 per day.
(11)	In April 2023, STI Connaught replaced STI Goal on a time charter which initially commenced in August 2022 for three years at a rate of $30,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $32,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $34,000 per day.
(12)	This vessel commenced a time charter in September 2022 for three years at an average rate of $32,750 per day. The charterer has the option to extend the term of this agreement for an additional year at $34,750 per day. If this option is declared, the charterer has the option to further extend the term of this agreement for an additional year at $36,750 per day.
(13)	This vessel commenced a time charter in December 2022 for three years at an average rate of $37,500 per day. The daily rate is the average rate over the three-year period, which is payable during the first six months at $47,000 per day, the next 6 months are payable at $28,000 per day, and years two and three are payable at $37,500 per day.
(14)	This vessel commenced a time charter in April 2023 for three years at a rate of $40,000 per day. The charterer has the option to extend the term of this agreement for an additional year at $42,500 per day.
(15)	This vessel commenced a time charter in July 2022 for five years at a rate of $28,000 per day.
(16)	This vessel commenced a time charter in July 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(17)	This vessel commenced a time charter in November 2022 for three years at an average rate of $32,750 per day.
(18)	This vessel commenced a time charter in May 2022 for three years at an average rate of $28,000 per day. The charterers have the option to extend the term of this agreement for an additional year at $31,000 per day. If this option is declared, the charterers have the option to further extend the term of this agreement for an additional year at $33,000 per day.
(19)	This vessel commenced a time charter in December 2022 for three years at an average rate of $35,000 per day.

Dividend Policy
The declaration and payment of dividends is subject at all times to the discretion of the Company's Board of Directors. The timing and the amount of dividends, if any, depends on the Company's earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in loan agreements, the provisions of Marshall Islands law affecting the payment of dividends and other factors.
The Company's dividends paid during 2023 and 2024 were as follows:

Date paid	Dividend per common share
March 2023	$0.20
June 2023	$0.25
September 2023	$0.25
December 2023	$0.35
March 2024	$0.40
June 2024	$0.40
September 2024	$0.40
December 2024	$0.40

On February 12, 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.40 per common share, with a payment date of March 21, 2025 to all shareholders of record as of March 7, 2025 (the record date). As of February 11, 2025, there were 49,920,042 common shares of the Company outstanding.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns or lease finances 99 product tankers (38 LR2 tankers, 47 MR tankers and 14 Handymax tankers) with an average age of 8.9 years. Additional information about the Company is available at the Company's website www.scorpiotankers.com. Information on the Company’s website does not constitute a part of and is not incorporated by reference into this press release.

Non-IFRS Measures
Reconciliation of IFRS Financial Information to Non-IFRS Financial Information
This press release describes time charter equivalent revenue, or TCE revenue, adjusted net income or loss, and adjusted EBITDA, which are not measures prepared in accordance with IFRS ("Non-IFRS" measures). The Non-IFRS measures are presented in this press release as we believe that they provide investors and other users of our financial statements, such as our lenders, with a means of evaluating and understanding how the Company's management evaluates the Company's operating performance. These Non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.
The Company believes that the presentation of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful to investors or other users of our financial statements, such as our lenders, because they facilitate the comparability and the evaluation of companies in the Company’s industry. In addition, the Company believes that TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA are useful in evaluating its operating performance compared to that of other companies in the Company’s industry. The Company’s definitions of TCE revenue, adjusted net income or loss with adjusted earnings or loss per share, basic and diluted, and adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries.

TCE revenue, on a historical basis, is reconciled above in the section entitled "Explanation of Variances on the Fourth Quarter of 2024 Financial Results Compared to the Fourth Quarter of 2023". The Company has not provided a reconciliation of forward-looking TCE revenue because the most directly comparable IFRS measure on a forward-looking basis is not available to the Company without unreasonable effort.
Reconciliation of Net Income to Adjusted Net Income

	For the three months ended December 31, 2024
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$68,557	$1.48		$1.43
Adjustments:
Write-offs of deferred financing fees and debt extinguishment costs	452	0.01		0.01
Gain on sales of vessels	(52,576)	(1.13)		(1.09)
Fair value loss on financial assets measured at fair value through profit or loss	13,889	0.30		0.29
Adjusted net income	$30,322	$0.65	(1)	$0.63	(1)

(1) Summation difference due to rounding

	For the three months ended December 31, 2023
		Per share		Per share
In thousands of U.S. dollars except per share data	Amount	basic		diluted
Net income	$120,890	$2.43		$2.34
Adjustments:
Write-off of deferred financing fees and debt extinguishment costs	7,272	$0.15		$0.14
Gain on sales of vessels	(4,892)	(0.10)		(0.09)
Acceleration of amortization of restricted stock	8,374	0.17		0.16
Write-off of deposits on scrubbers	10,508	0.21		0.20
Adjusted net income	$142,152	$2.85	(1)	$2.75

(1) Summation difference due to rounding

	For the year ended December 31, 2024
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$668,774	$13.78	$13.15
Adjustments:
Write-offs of deferred financing fees and debt extinguishment costs	8,524	0.18	0.17
Gain on sales of vessels	(176,537)	(3.64)	(3.47)
Gain on sale of vessel within joint venture	(2,821)	(0.06)	(0.06)
Fair value loss on financial assets measured at fair value through profit or loss	14,980	0.31	0.29
Adjusted net income	$512,920	$10.57	$10.08

	For the year ended December 31, 2023
		Per share	Per share
In thousands of U.S. dollars except per share data	Amount	basic	diluted
Net income	$546,898	$10.44	$10.03
Adjustments:
Write-off of deferred financing fees and unamortized discounts on credit facilities	16,525	0.32	0.30
Gain on sales of vessels	(12,019)	$(0.23)	$(0.22)
Acceleration of amortization of restricted stock	8,374	$0.16	$0.15
Write-off of deposits on scrubbers	10,508	$0.20	$0.19
Adjusted net income	$570,286	$10.89	$10.46	(1)

(1) Summation difference due to rounding

Reconciliation of Net Income to Adjusted EBITDA

	For the three months ended December 31,		For the year ended December 31,
In thousands of U.S. dollars	2024	2023	2024	2023
Net Income	$68,557	$120,890	$668,774	$546,898
Financial expenses	18,335	46,281	109,539	183,231
Financial income	(2,970)	(4,497)	(15,947)	(19,112)
Depreciation - owned or lease financed vessels	45,220	48,555	185,319	178,259
Depreciation - right of use assets	—	2,105	—	24,244
Equity settled share based compensation expense	16,447	18,502	62,509	47,340
Gain on sales of vessels	(52,576)	(4,892)	(176,537)	(12,019)
Gain on sale of vessel within joint venture	—	—	(2,821)	—
Dividend income and fair value loss on financial assets measured at fair value through profit or loss, net	12,133	—	11,176	—
Write-off of deposits on scrubbers	—	10,508	—	10,508
Adjusted EBITDA	$105,146	$237,452	$842,012	$959,349

Forward-Looking Statements

Matters discussed in this press release may constitute forward‐looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward‐looking statements in order to encourage companies to provide prospective information about their business. Forward‐looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "anticipate," "estimate," "intend," "plan," "target," "project," "likely," "may," "will," "would," "could" and similar expressions identify forward‐looking statements.

The forward‐looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. The Company undertakes no obligation, and specifically declines any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies in response to epidemics and other public health concerns including any effect on demand for petroleum products and the transportation thereof, expansion and growth of the Company’s operations, risks relating to the integration of assets or operations of entities that it has or may in the future acquire and the possibility that the anticipated synergies and other benefits of such acquisitions may not be realized within expected timeframes or at all, the failure of counterparties to fully perform their contracts with the Company, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including the impact of the conflict in Ukraine and the developments in the Middle East, including the armed conflict between Israel and Hamas, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off‐hires, and other factors. Please see the Company's filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

Contact Information

Scorpio Tankers Inc.
James Doyle - Head of Corporate Development & Investor Relations
Tel: +1 203-900-0559
Email: investor.relations@scorpiotankers.com